SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-3189	ETOLLEY@STBLAW.COM

May 3, 2013

VIA OVERNIGHT COURIER AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7100

Attention: Pamela Long, Asia Timmons-Pierce

and Era Anagnosti

Re:	Summit Materials, LLC

Summit Materials Finance Corp.

Registration Statement on Form S-4

File No. 333-187556

Dear Mesdames Long, Timmons-Pierce and Anagnosti:

On behalf of Summit Materials, LLC (the “Company”) and Summit Materials Finance Corp. (“Finance Corp.” and, together with the Company, “the Registrants”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 23, 2013 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-4 filed on March 27, 2013 (the “Registration Statement”). The Registrants have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and generally updates certain information in the Registration Statement.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1.

Form S-4

General

1.	We note that the supplemental letter you have provided with regard to reliance on our position contained in the Exxon Capital line of No-Action Letters was signed by your outside counsel. Since these representations must come from the issuer, please provide with your next amendment the supplemental letter executed on behalf of the issuers.

In response to the Staff’s comment, the Registrants have provided the Staff with the requested supplemental letter.

Prospectus Cover Page

2.	Please ensure that the necessary disclosures related to broker-dealers’ prospectus delivery obligations in connection with the resale of the exchanged notes appear on the prospectus cover page. We note that you have included this information above the table of contents on the following page.

In response to the Staff’s comment, the Registrants have included the above-referenced disclosure on the cover page of the prospectus.

3.	Please revise your disclosure to indicate that Summit Materials, LLC, Inc. and Summit Materials Finance Corp. are issuing the notes as joint and several co-issuers. In this regard we note your page 124 “Description of the Notes” disclosure.

In response to the Staff’s comment, the Registrants have included the above-referenced disclosure on the cover page of the prospectus.

Market, Ranking and Other Industry Data, page ii

4.	If true, please confirm that all market and industry data represents information that is generally available to the public and was not commissioned by you for a fee for use in the registration statement.

The Registrants hereby advise the Staff that all market and industry data included in the Registration Statement represent information that is generally available to the public and was not commissioned for a fee for use therein.

5.	Supplementally please provide supporting documentation for all of the statistical and similar market and industry disclosures you make in your prospectus. Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for the statements you make in your prospectus. With respect to the following factual statements, please disclose in the filing whether the source of the information is management’s belief, industry data, general articles, or another source:

•	“U.S. aggregates pricing has increased in 70 of the last 80 years, with growth accelerating since 2002...” [first paragraph on page 4];

•

During the prior three U.S. recessions highway spending grew 1.8% annually on average in years with a recession as compared to 1.5% annually on average in years without a recession [“Strong operating market performance...”disclosure on page 4];

•	The U.S. aggregates market “was estimated at approximately 2.1 billion tons in 2012...” [last paragraph on page 6].

Please note that the above list is not meant to be exclusive.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 4, 7, 52, 53, 95, 96, 97, 100 and 102 to indicate the source of the statistical and similar market and industry data.

In addition, simultaneously with the filing of Amendment No. 1, the Registrants are supplementally providing the Staff with a CD that contains copies of materials relied upon by the Registrants which substantiate the Registrants’ disclosure (the “Supplemental CD”). The materials in the Supplemental CD that support such disclosure are clearly marked for your convenience.

Pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”), the Supplemental CD is being provided to the Staff on a supplemental basis only and is not to be filed with or deemed part of the Registration Statement. Pursuant to Rule 418, and on behalf of the Registrants, we request that the Supplemental CD be returned upon completion of your review thereof. The Registrants have made a written request to return the Supplemental CD with the letter of transmittal and have included a pre-paid, pre-addressed shipping label to facilitate the return of the Supplemental CD.

6.	We note your disclosure about your inability to guarantee the accuracy and completeness of any third party information incorporated in the prospectus. Please note that you are responsible for the entire content of the registration statement and that you may not use language that would be interpreted as a disclaimer of the information you have chosen to include in the filing. Please revise your disclosure accordingly.

In response to the Staff’s comment, the Registrants have revised the disclosure on page ii.

Prospectus Summary, page 1

Our Competitive Strengths, page 3

7.	Refer to your “Significant product and geographical scale” disclosure. It is not readily apparent what is intended by the statement that your 17% revenue growth for the year ended December 29, 2012 “compounds 91% revenue growth in the year ended December 31, 2011 as compared to the year ended December 31, 2010. Please clarify and simplify this disclosure, including elsewhere in the filing where you make this statement.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 3 and 91 to clarify the above-referenced statement.

High quality assets and coverage, page 4

8.	Please note that the common definition for the term “reserve base” includes the aggregate of sub-economic and/or uneconomic material with economic materials. In addition to replacing the term “reserve base” with the word reserves or other appropriate terms, supplementally certify that no sub-economic material is included within your reserve estimates in this document.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 4 and 92 to replace the term “reserve base” with more appropriate language.

In addition, the Registrants respectfully advise the Staff that no sub-economic material is included within the reserve estimates in the Registration Statement.

9.	We note your filing discloses you have 1.7 billion tons of proven aggregate reserves and 0.5 billion tons of proven cement (limestone) reserves. Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement to that effect is provided within the filing. Absent this condition, proven and probable reserves should be segregated. Please clarify that your reserves are only proven reserves and provide a definition within your filing.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 1, 2, 3, 4, 47, 84, 87, 88, 92 and 99 to segregate proven reserves from probable reserves and to define each class of reserves.

Our Business Strategy, page 5

10.	In the second paragraph you state that your “demonstrated ability to improve operating margins represents a large source of value.” In light of disclosure that your operating margins for the year ended December 29, 2012 decreased from 2.9% to 1.5% as compared to the prior period, please balance your disclosure by qualifying your “demonstrated ability” statement.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 5 and 93 to clarify the above-referenced statement.

The Exchange Notes, page 18

11.	With respect to Guarantees, please revise your disclosure to state that the guarantees by your wholly owned subsidiaries are full and unconditional, joint and several.

In response to the Staff’s comment, the Registrants have included the above-referenced disclosure on the cover page of the prospectus and on pages 19, 65 and 199.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Summit Materials, LLC, page 46

Overview, page 46

12.	You disclose that you have aggregate and cement (limestone) reserves sufficient for many years production. Industry Guide 7 requires that you disclose material information concerning production, reserves, locations and nature of your mineral interests. Reserves are defined as that part of a mineral deposit that can be economically and legally extracted or produced at a profit at the time of reserve determination. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/about/forms/industryguides.pdf. Please disclose the following information in a table in this section of your document for each of your mines or quarries:

•	Name, location, type of facility

•	Material type produced and annual production

•	Ownership or leased status, date lease expires or duration

•	Number of years until reserve depletion at current production rates

Please include only material that can be produced during the life of the lease for reserves that are leased. Also please include only those materials that have environmental permits for extraction. Due to the large number of similar small operations, you may consolidate similar operations within your business segments such as limestone, granite, sand & gravel groupings under your eastern, central, or western segments, if that classification or grouping is appropriate. In general, a table showing the reserves and production your ten largest mining operations is also helpful.

In response to the Staff’s comment, the Registrants have included the requested disclosure, including new tables, on pages 47 and 48.

13.	High quality and purity limestone is generally defined by the calcium carbonate (CaCO3) content, percentage or another appropriate quality measurement. Does this apply to your disclosed limestone properties, such as your underground limestone mine? If so, please disclose the appropriate quality measurement for your mining operations. If not, disclose this fact and the challenges presented to control plant feed quality, define the impacts on the ore reserve estimates, mining and processing recoveries, and the processing operations.

The Registrants respectfully advise the Staff that Continental Cement’s limestone quality and purity are measured by the percentage of calcium oxide (CaO) and calcium carbonate (CaCO3) content contained therein, consistent with cement industry standards. Accordingly, in response to the Staff’s comment, the Registrants have revised the disclosure on pages 53 and 75 to disclose the average grade of CaO and CaCO3 at Continental Cement’s mineable reserves and the basis for such calculations.

14.	Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Briefly describe the road, barge and/or railroad access to each of your properties in the text or illustrate on the map, if applicable. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

The Registrants respectfully advise the Staff that the Company has 76 crushed stone quarries and 36 sand and gravel deposits and no one of them is individually significant so as to warrant the inclusion of a map for purposes of Instruction 3(b) to Item 102 of Regulation S-K. Accordingly, the Registrants have not included such maps in Amendment No. 1. The Registrants have, however, added disclosure on pages 47 and 87 to the effect that the Company has adequate road, barge and/or railroad access to all of its sites and plants.

15.	Please disclose whether or not a reserve audit has been performed over the last three years or if audits are performed at your operations at all.

The Registrants respectfully advise the Staff that the Company does not perform annual reserve audits. From time to time, however, in connection with certain acquisitions by the Company, the Company has engaged a third party engineering firm to perform a reserve audit on the targeted reserves. Accordingly, the Registrants have revised the disclosure on page 47 to reflect this information.

16.	Please provide a table showing the last three years annual production for each of your material types by segment, and your weighted average price received for your major products over the last three years. Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3. A mine may be defined as all the mines that supply a single processing plant, if that is applicable.

In response to the Staff’s comment, the Registrants have added the requested disclosure to the table on page 47.

Non-GAAP Performance Measures, page 53

17.	We note that in your presentation of the non-GAAP measure EBITDA, you include items in addition to what the acronym suggests. Please revise your presentation to change the title of this non-GAAP measure or alternatively, exclude from your measure, the add-back of the loss from discontinued operations and the add-back of accretion expense. See Question 103.01 of SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures. If you continue to include the loss from discontinued operations and/or accretion expense as add-back items in the non-GAAP measure you present, please revise your discussion to specifically explain how and why such adjustments are appropriate and useful to investors. This comment also applies to the non-GAAP Performance Measure disclosed on page 73.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 56, 57, 58, 59, 61, 62, 63, 64, 78, 79, 80 and 118 to reflect that the loss from discontinued operations and the accretion expense line items have been excluded from the EBITDA calculation and that such line items have been included as part of an Adjusted EBITDA calculation. Explanatory language as to those adjustments has also been added to pages 56 and 78.

Fiscal Year 2012 Compared to 2011, page 55

18.	Please revise your narrative to quantify how much of the increase in revenue was due to price increases. Additionally, please quantify the decrease in revenue, during 2012, due to the volume decrease across your product lines, excluding the cement business which had a 17% increase from 2011.

In response to the Staff’s comment, the Registrants have included the above-referenced disclosure on page 57.

19.	Please revise your registration statement to more fully describe the $12.1 million bargain purchase gain, as well as the $10.3 million favorable fair value adjustment on contingent consideration noted in your discussion of EBITDA.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 58 and 67.

General

20.	Please expand your discussion of the results of your operations in 2012 as compared to 2011, and 2011 as compared to 2010, to discuss the most significant components of your cost of revenue (exclusive of items shown separately), the percentage of cost of revenue (exclusive of items shown separately) attributable to such components and disclose and quantify the reasons for any significant fluctuations in cost of revenue (exclusive of items shown separately) between comparative periods. In addition, please discuss how fluctuations in your commodity energy prices impacted your costs during the periods presented, and whether you had the ability to pass along fluctuations in such costs to your customers.

In response to the Staff’s comment, the Registrants have expanded the above-referenced discussion on pages 58 and 60.

Other Financial Information, page 55

21.	Please expand your discussion of your consolidated operating results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:

•	Discuss and quantify the underlying factors that you attribute to the significant changes in general and administrative expenses as a percentage of revenue;

•	Quantify and discuss the factors that impacted depreciation, amortization, depletion and accretion expense during each period presented; and

•	Disclose the facts and circumstances regarding the loss from discontinued operations.

This comment also applies to the discussion of your fiscal year 2011 results of operations as compared to 2010, as well as the consolidated results of operations of Continental Cement for the year ended December 31, 2012 as compared to the year ended December 31, 2011, as applicable.

In response to the Staff’s comment, the Registrants have included the above-referenced information on pages 58, 59, 60 and 61. In addition, the Registrants respectfully advise the Staff that as a percentage of revenue, the individual components of operating income, including the depreciation, amortization, depletion and accretion expense, remained relatively consistent throughout the periods presented, as disclosed on pages 58 and 60.

The Registrants believe that additional disclosure regarding such expense is not material or helpful to an investor and that this level of disclosure is consistent with that of their peer companies in the industry.

Liquidity and Capital Resources, page 60

Our Credit Facilities, page 61

22.	We note your disclosure of certain financial maintenance covenants related to your senior secured credit facilities. To the extent that it is reasonably likely that you will not meet any significant debt covenant, please revise your registration statement to also present, for the most significant and restrictive covenants, the actual ratios and/or other actual amounts versus the minimum/maximum ratios/amounts permitted at the reporting date. Such a presentation will allow investors to better understand your current status and ability to meet financial covenants. If your senior notes have significant financial covenants, please also provide similar disclosures for those covenants. Refer to Section 501.13.c of the SEC Codification of Financial Reporting Policies.

The Registrants respectfully advise the Staff that the Company presently expects to meet all significant debt covenants under its senior secured credit facilities. In addition, the Registrants respectfully advise the Staff that the indenture governing the Registrants’ senior notes does not contain any financial covenants, only incurrence-based covenants.

Operating Activities, page 62

23.	Please expand your disclosures regarding cash flows from operating activities:

•	To explain the reasons for any significant changes in working capital items between 2012 and 2011; and

•	To more fully describe the reason for the $12.6 million increase in inventory, as well as the reason for the significant increase in accounts payable and accrued expenses between 2011 and 2010.

Refer to section 501.13.b.1 of the SEC Codification of Financial Reporting Policies.

In response to the Staff’s comment, the Registrants have included the above-referenced information on pages 66 and 67.

Financing Activities, page 63

24.	Please revise your registration statement:

•	To quantify the significant components that you have identified for cash provided during the year ended December 29, 2012;

•	To quantify the net proceeds from new debt issuances for the year ended December 31, 2011; and

•	To quantify the additional net borrowings during the year ended December 31, 2010.

In response to the Staff’s comment, the Registrants have included the above-referenced information on pages 67 and 68.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Continental Cement Company, LLC, page 70

Overview, page 70

25.	We note you are developing an underground limestone mine to augment your proven and/or probable reserves at your Continental Cement Hannibal Mining Operations. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves for all your Hannibal cement operations, as required by Section C of Industry Guide 7 pursuant to Rule 418 of Regulation C. The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Cutoff grades used for each category of your reserves and resources

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to Rule 418 of Regulation C.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Simultaneously with the filing of Amendment No. 1, the Registrants are supplementally providing the Staff with a Supplemental CD that contains copies of the above-referenced materials. The materials in the Supplemental CD that are responsive to the Staff’s comment above are clearly marked for your convenience. Should the Staff have any questions regarding the materials contained in the Supplemental CD, please contact Scott Conroy, Vice President of Engineering at Continental Cement Company, L.L.C., at (573) 822-1817 or sconroy@continentalcement.com.

Pursuant to Rule 418(b) under the Securities Act, the Supplemental CD is being provided to the Staff on a supplemental basis only and the information contained therein is not to be filed with or deemed part of the Registration Statement. Pursuant to Rule 418, and on behalf of the Registrants, we request that the Supplemental CD be returned upon completion of your review thereof. The Registrants have made a written request to return the Supporting CD with the letter of transmittal and have included a pre-paid, pre-addressed shipping label to facilitate the return of the Supplemental CD.

Results of Operations, page 73

26.	Please revise your narrative to clarify that the successor period represents the post-acquisition results of Continental Cement.

In response to the Staff’s comment, the Registrants have revised the disclosure on page 78 to clarify that the successor period represents the post-acquisitions results of Continental Cement.

Business, page 82

27.	Please amend your registration statement to provide backlog information regarding your construction services as provided in Item 101(c)(1)(viii) of Regulation S-K. To the extent material to an understanding of your business, please also provide disclosure related to industry practices with respect to your working capital items. Please refer to Item 101(c)(1)(vi) of Regulation S-K.

In response to the Staff’s comment, the Registrants have included the above-referenced information on pages 87 and 88.

Environmental and Government Regulation, page 102

28.

In light of your disclosure that your business is characterized by high barriers to entry, including among other things, a complex regulatory and permitting process, please expand your disclosure here to identify which permits are material to the operation of your business and provide a short summary of the major permits and/or operational plans required to perform exploration and/or mining activities on your properties. Please ensure to include a discussion of the permitting, bonding, and reclamation requirements for each major phase of your operations including the specific permits and associated fees. In addition, please disclose whether you are currently in substantial compliance with such permitting requirements.

In response to the Staff’s comment, the Registrants have included the above-referenced information on page 108.

29.	To the extent material, please discuss the effect that compliance with the environmental rules and regulations may have on your capital expenditures. Refer to Item 101(c)(1)(xii) of Regulation S-K.

The Registrants respectfully advise the Staff that complying with environmental rules and regulations has not historically had a material impact on the Company’s capital expenditures. At present, the Registrants are unable to quantify and accurately predict the aggregate future costs of compliance with environmental rules and regulations, which are subject to change, or their effect on future results of operations, financial condition or liquidity. Accordingly, the Registrants have revised the disclosure on page 109 to reflect this information.

Health and Safety, page 102

30.	We remind you that, once you are a public company, you will need to provide the information required by Item 104 on Regulation S-K concerning your mine health and safety programs in your periodic filings under the Exchange Act of 1934.

The Registrants respectfully and duly note the Staff’s comment.

31.	Supplementally provide us with a brief description of your reserve estimation procedures, and how reserve definitions are applied to your properties. Please include:

•	A detailed description of your corporate approach to mine planning, including the role of five-year plans, life-of-mine plans and the maximum timeframe you plan for.

•	A list of each type of mine plan you routinely develop, and outline its characteristics.

•	An analysis of the percentage of your reserves typically covered by your various mine plans or planning timeframes for your largest mines, both surface and underground.

Simultaneously with the filing of Amendment No. 1, the Registrants are supplementally providing the Staff with a Supplemental CD that include materials regarding the Company’s reserve estimation procedures and how reserves definitions are applied to the Company’s properties. The materials in the Supplemental CD that are responsive to this portion of the Staff’s comment are clearly marked for your convenience.

Pursuant to Rule 418(b) under the Securities Act, the Supplemental CD is being provided to the Staff on a supplemental basis only and is not to be filed with or deemed part of the Registration Statement. Pursuant to Rule 418, and on behalf of the Registrants, we request that the Supplemental CD be returned upon completion of your review thereof. The Registrants have made a written request to return the Supplemental CD with the letter of transmittal and have included a pre-paid, pre-addressed shipping label to facilitate the return of the Supplemental CD.

With respect to the other portions of the Staff’s comment, the Registrants respectfully advise the Staff that the Company has only one underground mine and does not presently expect to develop any additional mines. Therefore, the Company does not possess the above-requested information related to mine plans and mine planning.

Executive and Director Compensation, page 108

Bonus and Non-Equity Incentive Plan Compensation, page 112

32.	Briefly disclose the material elements of each named executive officer’s performance taken in consideration by the board of directors in granting the discretionary bonuses. Refer to Item 402(o) of Regulation S-K.

In response to the Staff’s comment, the Registrants have included the above-referenced disclosure on page 118.

Employee Long-Term Incentive Plan, page 112

33.	Please provide brief disclosure related to the stock award to Mr. Rauh.

In response to the Staff’s comment, the Registrants have included the above-referenced disclosure on pages 118 and 119.

2012 Director Compensation, page 115

34.	Please include a “Total” column to the director compensation table. In addition, please expand footnote (2) disclosure to briefly describe the material terms of Mr. Murphy’s stock award, including disclosure of the portion of the stock award which vests upon meeting of certain performance conditions, specifically identifying the performance conditions.

In response to the Staff’s comment, the Registrants have revised the director compensation table on page 121 and included the above-referenced disclosure relating to Mr. Murphy’s stock award in footnote (2) on page 121.

Certain Relationships and Related Party Disclosures, page 119

35.	Please ensure that your disclosure here is consistent with your page F-34 disclosure. In this regard, we note that you have not discussed here transactions with noncontrolling members of Continental Cement.

In response to the Staff’s comment, the Registrants have included the above-referenced disclosure on pages 126 and 127 to be consistent with the disclosure on page F-34.

The Exchange Offer, page 192

Expiration Date; Extensions, Amendments, page 194

36.	Please revise your disclosure in the last paragraph to clarify that your obligation to extend the offer period following notice of a material change, so that at least five business days remain in the offer, encompasses also a waiver of a material condition.

In response to the Staff’s comment, the Registrants have included the above-referenced disclosure on page 201.

Change in Independent Registered Public Accounting Firm, page 207

37.	Please revise your registration statement to indicate the dates that your former accountant was dismissed, as well as the date that your new independent accountant was engaged. Refer to Item 304(a)(1)(i) and (a)(2) of Regulation S-K.

In response to the Staff’s comment, the Registrants have included the above-referenced dates on page 214.

Financial Statements, page F-1

General

38.	Please tell us and demonstrate, how you determined for which acquired entities you should present audited pre-acquisition financial statements pursuant to Rule 3-05 of Regulation S-X.

The Registrants respectfully advise the Staff that in a letter from the Staff dated October 11, 2011 (the “No Objections Letter”), the Staff confirmed that it would not object to the Registrants’ proposal to satisfy the financial statements requirement set forth in Rule 3-05 of Regulation S-X for the nine acquisitions described in such letter with a combination of pre-acquisition financial statements for certain entities and the inclusion in the Company’s consolidated post-acquisition financial statements for certain other entities with no gaps between the pre-acquisition and post-acquisition periods. For the Staff’s convenience, simultaneously with the filing of Amendment No. 1, the Registrants are supplementally providing the Staff with a Supplemental CD that contains a copy of the Staff’s No Objections Letter relied upon by the Registrants. The No Objections Letter in the Supplemental CD is clearly marked for your convenience.

The No Objections Letter did not address the Company’s acquisition of: (i) fifteen companies and all of the assets of Apache Materials Transport, Inc. (collectively, the “2011 Acquired Companies”) between January 14, 2011 and October 28, 2011, (ii) certain assets of Norris Quarries, L.L.C. (“Norris”) on February 29, 2012, (iii) Kay & Kay Contracting, LLC (“Kay & Kay”) on October 5, 2012, (iv) Sandco Inc. (“Sandco”) on November 30, 2012, (v) certain assets of Lafarge North America, Inc. (“Lafarge”) on April 1, 2013 and (vi) Westroc, LLC (“Westroc”) on April 1, 2013. The Registrants considered the requirements of Rule 3-05 of Regulation S-X and the significance tests set forth in Rule 1-02(w) of Regulation S-X in determining that the financial statements of the 2011 Acquired Companies, Kay & Kay, Sandco, Lafarge and Westroc were not required to be presented in the Registration Statement since each of these acquisitions, tested individually and in the aggregate with acquisitions during the applicable fiscal year, was well below the 20% significance threshold.

The Company’s calculation of the significance tests for the 2011 Acquired Companies in the aggregate are as follows:

•	Asset Test – 12.4%

•	Investment Test – 10.9%

•	Income Test Based on Income – 20.5%

•	Income Test Based on Loss – 24.3%

The percentages were calculated as follows:

•	Asset Test: $136 million of the 2011 Acquired Companies’ aggregate assets divided by $1,101 million of Summit Materials’ assets = 12.4%

•	Investment Test: $120 million of aggregate consideration transferred for the purchase of the 2011 Acquired Companies divided by $1,101 million of Summit Materials’ assets = 10.9%

•	Income Test Based on Income: $4,331 million 2010 pre-tax earnings in the aggregate for the 2011 Acquired Companies divided by $(21,089) million 2010 pre-tax loss for Summit Materials’ assets = 20.5%

•	Income Test Based on Loss: $(5,128) million 2010 pre-tax loss in the aggregate for the 2011 Acquired Companies divided by $(21,089) million 2010 pre-tax loss for Summit Materials’ assets = 24.3%

The Company’s calculation of the significance tests for the Kay & Kay acquisition are as follows:

•	Asset Test – 1.0%

•	Investment Test – 1.2%

•	Income Test – 10.3%

The percentages were calculated as follows:

•	Asset Test: $12.3 million of Kay & Kay’s assets divided by $1,284 million of Summit Materials’ assets = 1.0%

•	Investment Test: $15 million of consideration transferred for the purchase of Kay & Kay divided by $1,284 million of Summit Materials’ assets = 1.2%

•	Income Test: $300 million 2011 pre-tax earnings for Kay & Kay divided by $(2,906) million 2011 pre-tax loss for Summit Materials’ assets = 10.3%

The Company’s calculation of the significance tests for the Sandco acquisition are as follows:

•	Asset Test – 0.5%

•	Investment Test – 0.3%

•	Income Test – 0.2%

The percentages were calculated as follows:

•	Asset Test: $6.6 million of Sandco’s assets divided by $1,284 million of Summit Materials’ assets = 0.5%

•	Investment Test: $3.7 million of consideration transferred for the purchase of Sandco divided by $1,284 million of Summit Materials’ assets = 0.3%

•	Income Test: $7 million 2011 pre-tax earnings for Sandco divided by $(2,906) million 2011 pre-tax loss for Summit Materials’ assets = 0.2%

The Company’s calculation of the significance tests for the Lafarge acquisition are as follows:

•	Asset Test – 1.6%

•	Investment Test – 2.7%

•	Income Test – (3.5)%

The percentages were calculated as follows:

•	Asset Test: $20.3 million of Lafarge’s assets divided by $1,281 million of Summit Materials’ assets = 1.6%

•	Investment Test: $34.6 million of consideration transferred for the purchase of Lafarge divided by $1,281 million of Summit Materials’ assets = 2.7%

•	Income Test: $(1.8) million 2012 pre-tax loss for Lafarge divided by $(51,723) million 2012 pre-tax loss for Summit Materials’ assets = (3.5)%

The Company’s calculation of the significance tests for the Westroc acquisition are as follows:

•	Asset Test – 1.8%

•	Investment Test – 1.9%

•	Income Test – (6.2)%

The percentages were calculated as follows:

•	Asset Test: $23.6 million of Westroc’s assets divided by $1,281 million of Summit Materials’ assets = 1.8%

•	Investment Test: $24.8 million of consideration transferred for the purchase of Westroc divided by $1,281 million of Summit Materials’ assets = 1.9%

•	Income Test: $3.2 million 2012 pre-tax earnings for Westroc divided by $(51,723) million 2012 pre-tax loss for Summit Materials’ assets = (6.2)%

In addition, Norris did not individually exceed the 20% significance threshold under the asset test or investment test. While Norris individually exceeded the 50% significance threshold under the income test, Rule 3-05(b)(2) of Regulation S-X provides that full financial statements for the earliest of the three most recent fiscal years may be omitted if net revenues reported for the acquired business in its most recent fiscal year are less than $50 million. Norris’ net revenues for fiscal year 2011 were $35 million, thus requiring financial statements for the most recent two fiscal years only. However, based on the date Norris was acquired, on February 29, 2012, its results of operations were included in the Company’s consolidated financial statements for ten months of 2012. As a result, to satisfy the two year financial statement requirement for Norris, the Registrants included only the audited financial statements of Norris as of and for the two month period ended February 28, 2012 and as of and for the year ended December 31, 2011.

The Company’s calculation of the significance tests for the Norris acquisition are as follows:

•	Asset Test – 2%

•	Investment Test – 3%

•	Income Test – 267%

The percentages were calculated as follows:

•	Asset Test: $22 million of Norris’ assets divided by $1,284 million of Summit Materials’ assets = 2%

•	Investment Test: $43 million of consideration transferred for the purchase of Norris divided by $1,284 million of Summit Materials’ assets = 3%

•	Income Test: $8 million 2011 pre-tax earnings for Norris divided by $3 million 2011 pre-tax loss for Summit Materials’ assets = 267%

Financial Statements of Summit Materials, LLC and Subsidiaries, page F-3

Consolidated Balance Sheets, page F-5

39.	The amount that you classify as accrued expenses is over 37% of your current liabilities. Please separately state any liabilities that exceed 5% of current liabilities or tell us why your current presentation is appropriate. Refer to Rule 5-02.20 of Regulation S-X.

In response to the Staff’s comment, the Registrants have revised the disclosure on page F-22.

Note 2 - Summary of Organization and Significant Accounting Policies, page F-10

Revenue and Cost Recognition, page F-11

40.	Please disclose the range of your construction contract durations to the extent that the operating cycle exceeds one year. Refer to FASB ASC 910-235-50-1(b).

In response to the Staff’s comment, the Registrants have included the above-referenced disclosure on page F-11.

Note 3 - Discontinued Operations, page F-20

41.	Please revise your registration statement to disclose the gain or loss recognized on the sale of the railroad business. Refer to FASB ASC 205-20-50-1(b).

The Registrants respectfully advise the Staff that the $224,095 gain recognized on the sale of the railroad business is immaterial for purposes of disclosure under FASB ASC 205-20-50-1(b).

Note 20 - Segment Information, page F-38

42.	Please disclose information about your major customers as provided by FASB ASC 280-10-50-42.

In response to the Staff’s comment, the Registrants have revised the disclosure on page F-11 to disclose that no single customer accounted for more than 10% of the Company’s revenue in each of 2012, 2011 and 2010.

Note 21 - Condensed Consolidating Financial Information, page F-40

43.	We refer to your condensed consolidating balance sheet at December 29, 2012. Please explain to us why the amount of total members’ interest for the parent entity is not equal to the related consolidated amount.

The Registrants respectfully advise the Staff that member’s interest for the parent entity does not equal the related consolidated amount due to the accounting treatment for the noncontrolling interest. The parent entity accounts for its interest in non-wholly owned subsidiaries and wholly-owned subsidiaries under the equity method of accounting, pursuant to which noncontrolling interests are not recognized. Note, however, that in the consolidated financial statements of Summit Materials, certain non-wholly owned entities are consolidated. As a result, noncontrolling interests are included in consolidated member’s interest.

As indicated in Rule 3-10(i)(3) of Regulation S-X, the parent company should present its investments in all subsidiaries under the equity method of accounting. Further, as indicated in Rule 3-10(i)(5) of Regulation S-X, a subsidiary issuer or subsidiary guarantor should also present its investments in all subsidiaries, including any guarantor or nonguarantor subsidiaries, under the equity method in the condensed consolidating financial information.

44.	We refer to your condensed consolidating statements of operations for the year ended December 29, 2012. Please tell us why the amount of net loss attributable to member of Summit Materials, LLC for the parent entity is not equal to the related consolidated amount.

The Registrants respectfully advise the Staff that the net loss attributable to member of Summit Materials, LLC in the parent column differs from the consolidated amount by $2,000 as a result of certain rounding, which amount is not material.

45.	We refer to your condensed consolidating statements of cash flows for the year ended December 29, 2012. Please explain to us the facts and circumstances that resulted in the parent generating positive cash flows from operations in 2012.

The Registrants respectfully advise the Staff that the parent entity charges a management fee to the subsidiary companies which transfer cash to the parent entity. The management fee revenue at the parent and management fee expense at the subsidiaries is eliminated in consolidation. The parent entity utilizes the cash receipts from the subsidiary companies to fund certain investing and financing outflows at the parent, such as capital expenditures and inter-company loans to subsidiary companies, to meet working capital needs.

Note 22 - Subsequent Events, page F-49

46.	Please disclose the date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.

In response to the Staff’s comment, the Registrants have revised the disclosure on page F-49 and F-75.

Exhibit 5.3 - Opinion of Kutak Rock LLP

Exhibit 5.4 - Opinion of Kutak Rock LLP

47.	Please note that it is not appropriate for counsel to assume facts which are readily ascertainable. As such, please have counsel remove paragraph C on page two of each respective opinion. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No.19 (CF) dated October 14, 2011. In addition, please have counsel remove the second sentence of the first full paragraph on the third page of the opinion stating that the opinion letter is not a guarantee or warranty of the matters discussed therein.

In response to the Staff’s comment, the Registrants have filed counsel’s revised opinions as Exhibits 5.3 and 5.4 to the Registration Statement.

Exhibit 10.1 - Credit Agreement dated January 30, 2012

48.	We note that you have not filed the schedules and the exhibits to the credit agreement noted above. Please file a complete copy of the credit agreement, including all schedules and exhibits, with your next amendment.

In response to the Staff’s comment, the Registrants have filed the above-referenced credit agreement with all schedules and exhibits as Exhibit 10.1 to the Registration Statement.

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We are grateful for your assistance in this matter. Please do not hesitate to call me (212- 455-3189) or Edgar Lewandowski of my firm (212-455-7614) with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Edward P. Tolley III

Edward P. Tolley III